UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

General Metals Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
370304206
(CUSIP Number)

Michael Duncan 1155 W 4th Street, Suite 210 Reno, NV 89503
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370304206

SCHEDULE 13D

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) Michael Duncan
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 12,714,386[1]
(8) Shared voting power: See Footnote 2.
(9) Sole dispositive power: 12,714,386[1]
(10) Shared dispositive power: See Footnote 2.
(11) Aggregate amount beneficially owned by each reporting person: 12,714,386[2]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 5.7%[2]
(14) Type of reporting person IN

1 Mr. Duncan disclaims beneficial ownership for all of these shares except for 9,857,143 shares, which he holds as of the date hereof.  2,857,243 shares relate to a warrant for which Mr. Duncan has not yet received documentation, but to which he believes he is entitled.

2 Mr. Duncan is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5. Mr. Duncan disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) Dr. Robert D. Hesselgesser
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 6,324,143
(8) Shared voting power: See Footnote 3.
(9) Sole dispositive power: 6,324,143
(10) Shared dispositive power: See Footnote 3.
(11) Aggregate amount beneficially owned by each reporting person: 6,324,143[3]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 2.8%[3]
(14) Type of reporting person IN

3 Mr. Hesselgesser is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5.  Mr. Hesselgesser disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) Kenneth Robert Gearhart
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 4,180,000
(8) Shared voting power: See Footnote 4.
(9) Sole dispositive power: 4,180,000
(10) Shared dispositive power: See Footnote 4.
(11) Aggregate amount beneficially owned by each reporting person: 4,180,000[4]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 1.8%[4]
(14) Type of reporting person IN

4Mr. Gearhart is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5.  Mr. Gearhart disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) Keith Alan Knight
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 3,112,650
(8) Shared voting power: See Footnote 5.
(9) Sole dispositive power: 3,112,650
(10) Shared dispositive power: See Footnote 5.
(11) Aggregate amount beneficially owned by each reporting person: 3,112,650[5]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 1.4%[5]
(14) Type of reporting person IN

5 Mr. Knight is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5.  Mr. Knight disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) Walter W. Knauss
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 2,040,000
(8) Shared voting power: See Footnote 6.
(9) Sole dispositive power: 2,040,000
(10) Shared dispositive power: See Footnote 6.
(11) Aggregate amount beneficially owned by each reporting person: 2,040,000[6]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 0.9%[6]
(14) Type of reporting person IN

6 Mr. Knauss is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5.  Mr. Knauss disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) Larry Max Bigler
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 2,021,412
(8) Shared voting power: See Footnote 7.
(9) Sole dispositive power: 2,021,412
(10) Shared dispositive power: See Footnote 7.
(11) Aggregate amount beneficially owned by each reporting person: 2,021,412[7]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 0.9%[7]
(14) Type of reporting person IN

7 Mr. Bigler is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5.  Mr. Bigler disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) David L. Holmes
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 1,280,000
(8) Shared voting power: See Footnote 8.
(9) Sole dispositive power: 1,280,000
(10) Shared dispositive power: See Footnote 8.
(11) Aggregate amount beneficially owned by each reporting person: 1,280,000[8]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 0.5%[8]
(14) Type of reporting person IN

8 Mr. Holmes is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5.  Mr. Holmes disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

Item 1.	Security and Issuer. Common Stock of General Metals Corporation 615 Sierra Rose Drive, Suite 1 Reno, Nevada 89511
Item 2. (a), (b), (c)
Identity and Background.

The name, address and brief background of each stockholder reporting on this Schedule 13-D (each, a “Reporting Stockholders”) is set forth below.

Michael Duncan
Uranium King Corporation
1155 W 4th Street, Suite 210
Reno, NV 89503

Dr. Robert Don Hesselgesser
Coastal Radiation Oncology Medical Group, Inc.
2230 Lynn Road, Suite 103
Thousand Oaks, CA  91360

Kenneth Robert Gearhart
JKG Builders Incorporated
PO Box 1189
Fernley, NV 89408

Keith Alan Knight
PerTrac Financial Solutions
5441 Kietzke Lane, Suite 140
Reno, NV 89521

Walter W. Knauss
Bestforms Inc.
1135 Avenida Acaso
Camarillo, CA 93012

Larry Max Bigler
Larry Max Bigler, CPA Inc.
14520 Sundance
Reno, NV 89511

David Holmes
Durham Trust Company
730 Sandhill Road, #310
Reno, NV 89521

(d)	Not applicable with respect to any of the Reporting Stockholders.
(e)	Not applicable with respect to any of the Reporting Stockholders.
(f)	United States of America
Item 3.	Source and Amount of Funds or Other Consideration. The shares held by each of the Reporting Stockholders were made with personal funds.

Item 4.
Purpose of Transaction.

The Reporting Stockholders acquired their respective shares of GMC reported hereunder in the belief that such securities represented an attractive investment.  At the time the reported securities were purchased, the Reporting Stockholders had no intent to influence the management of GMC.

However, over the course of the last two years, and particularly during the last seven months, during which Mr. Paul Wang became a director of the Company and later its President, the Reporting Stockholders observed what they consider to be negligent inaction on the part of Mr. Wang and fellow directors Powell and Carrington with regard to GMC’s operations and its fundraising efforts.  The Reporting Stockholders note that GMC is virtually bankrupt, despite the fact that certain of the stockholders have made clear to Mr. Wang a willingness to invest additional money in GMC.  Equally disturbing has been Mr. Wang’s inattentiveness to the views of significant stockholders.

With GMC almost out of funds, the Reporting Stockholders hold firm to their view that with the exception of effective management, GMC has all of the ingredients for a successful company.  Thus, on October 27, 2010, the Reporting Stockholders delivered a letter, attached hereto as Exhibit A (the “October 27 Letter”) to the Board of Directors, requesting that Messrs. Wang, Carrington and Powell either resign from their positions as officers and directors of GMC, or call for a meeting of stockholders as quickly as practicable under SEC rules to allow such stockholders to nominate directors for election at such meeting.

The Reporting Stockholders note that in GMC’s most recent director election held May 10, 2010, Mr. Wang and Mr. Carrington garnered the support of a mere 54% and 53% of the voting stockholders, respectively.  Since only the incumbent board of directors was on the ballot, this means that 46% and 47% of the voters would have preferred a vacancy over the continued service of Messrs. Wang and Carrington, respectively.  This is hardly a vote of confidence!  The Reporting Stockholders believe that after carrying the company financially since its inception, the stockholders of GMC deserve an opportunity to nominate a slate of directors before the ship sinks.  Having an alternative slate of directors on the ballot would give stockholders a meaningful choice in deciding who should guide the company during this critical juncture: incumbents, most of whom have not personally purchased a single share of GMC stock, or independent shareholders, who own significant stakes of GMC.

The Reporting Stockholders have no current plans to seek or propose (but may in the future consider, after the results of conversations with GMC’s management and directors are known) other alternatives for their investment in GMC including pursuing or advancing: (a) an extraordinary corporate transaction, such as a merger, involving GMC; (b) other material changes in the GMC’s business or corporate structure; or (c) actions similar to those described above. The Reporting Stockholders do not currently intend to propose changes to GMC’s corporate structure, and currently have no other plans with respect to their GMC holdings, other than seeking changes in GMC’s board composition as described herein.

The Reporting Stockholders may acquire additional Shares of GMC or may determine to sell or otherwise dispose of some or all of their holdings in the Shares of GMC, in open market or other transactions.  The Reporting Stockholders’ determination with respect to the foregoing possibilities and with respect to the shares of GMC they currently hold will depend upon various factors including, but not limited to, the evaluation of GMC and its prospects, the responses of the current GMC Board and management to the October 27 Letter, general market and economic conditions, other opportunities available to the Reporting Stockholders, other developments and other investment opportunities and other factors the Reporting Stockholders may deem relevant to an investment decision.

The Reporting Stockholders have only an informal agreement to vote the shares they hold in furtherance of changes in the composition of the board of directors of GMC described herein.  Collectively, they hold 31,672,591 shares of GMC. The Reporting Stockholders have not entered into a formal agreement defining roles or responsibilities among the group members.

Item 5.	Interest in Securities of the Issuer.

(a)	Investor	Shares Beneficially Owned		Percentage
	Michael D. Duncan	12,714,386	[9]	5.7%[10]
	Dr. Robert D. Hesselgesser	6,324,143		2.8%
	Kenneth Robert Gearhart	4,180,000		1.8%
	Keith Alan Knight	3,112,650		1.4%
	Walter W. Knauss	2,040,000		0.9%
	Larry Max Bigler	2,021,412		0.9%
	David L. Holmes	1,280,000		0.5%
	Total Beneficial Ownership of Group	31,672,591		14.1%[10]

9 Of these shares, 2,857,243 represent shares that the Mr. Duncan has the right to purchase pursuant to a common stock warrant.

10 The total number of outstanding shares of GMC used for this calculation equals 224,178,868, which consists of 221,321,625 common shares issued and outstanding as of September 16, 2010 (as reported in GMC’s Quarterly Report on Form 10-Q for the period ended July 31, 2010 in accordance with Rule 13d-1 under the Securities Exchange Act of 1934) and 2,857,243 shares underlying a warrant to which  Mr. Duncan belives he is entitled.

(b) (c) (d) (e)	Unless otherwise indicated, each individual Reporting Stockholder has sole voting power and sole disposition power to those shares held by it. See Exhibit C. None. Not applicable.
Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Stockholders have an informal agreement to vote the shares they hold in furtherance of changes in the composition of the board of directors of GMC described herein.

Item 7.	Material to be Filed as Exhibits. Exhibit A – Letter Dated October 27, 2010 Exhibit B – Letter Dated November 16, 2010 Exhibit C – Trades in GMC by the Reporting Stockholders during the last 60 days

CUSIP No. 370304206	Schedule 13D

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 17, 2010
(Date)

/s/ Michael Duncan
(Signature)
Michael Duncan, Stockholder
(Name/Title)

/s/ Robert D. Hesselgesser, M.D.
(Signature)
Dr. Robert D. Hesselgesser, Stockholder
(Name/Title)

/s/ Kenneth Robert Gearhart
(Signature)
Kenneth Robert Gearhart, Stockholder
(Name/Title)

/s/ Keith Alan Knight
(Signature)
Keith Alan Knight, Stockholder
(Name/Title)

/s/ Walter W. Knauss
(Signature)
Walter W. Knauss, Stockholder
(Name/Title)

/s/ Larry Max Bigler
(Signature)
Larry Max Bigler, Stockholder
(Name/Title)

/s/ David L. Holmes
(Signature)
David L. Holmes, Stockholder
(Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

October 27, 2010

VIA EMAIL, FACSIMILE AND CERTIFIED U.S. MAIL

Board of Directors of General Metals Corporation
Attention: Paul Wang, Director and President
General Metals Corporation
615 Sierra Rose Drive, Suite 1
Reno, Nevada   89511

Dear Paul:

The undersigned stockholders collectively hold just under 15% of the shares of General Metals Corporation (“GMC”) and intend to file a Schedule 13D shortly to report our holdings and our views.  As stockholders, we have become increasingly concerned about the ability and desire of the board of directors and the chief executive officer(s) of GMC to effectively lead GMC to the fruition of its stated objectives.  With GMC out of funds, we have discussed the situation and are now compelled to take action.

We strongly believe that the majority of the GMC board members should be replaced with new, completely independent directors, and want to propose director nominees who we believe would better represent the stockholder base as GMC seeks to maximize value for the stockholders.

We have observed what we believe to be continued negligent inaction during a critical time in GMC’s history, including inattentiveness to stockholders’ opinions. The last two director nominees submitted to stockholders for approval, yourself and Mr. Bob Carrington, garnered the support of a mere 54% and 53% of voting stockholders, respectively, hardly a vote of confidence.  Since the company was reorganized as a mining interest in 2006, this is by far the least support ever shown to directors.

As our confidence in the board has diminished, we believe the need for a stronger stockholder voice in the company’s direction has become equally apparent.  Stockholders have literally carried GMC financially for its entire existence, as GMC has never turned a profit and is not expected to do so anytime soon.  Currently there are approximately 1,800 stockholders, including virtually no institutional investors.  We are concerned that the Board may approve and issue Preferred Stock with preferential terms to the detriment of existing shareholders, many of whom have already endured significant dilution.  We also believe that, in venture capital terms, our investments thus far have taken considerable risk out of the project and the treatment we have received does not appear to reflect that truth.  We highlight the undisputed fact that the holders of GMC’s common stock have carried the company financially thus far in order to show that the stockholders have earned the right to a significant voice in nominating directors.

Paul Wang
October 27, 2010

Without being exhaustive, a few of our concerns are listed below:

•
GMC’s most recently filed Annual Report on Form 10-K (the “Annual Report”) implies that without raising additional money, GMC will soon fail. But despite having $9,000 in the bank as of April 30, 2010, the GMC Board has not offered a viable plan or timeline with regard to its fundraising efforts.  With a mere $9,000 in its account, what could be more important to GMC right now than raising funds?

•
We believe that the best option for maximizing stockholder value lies in bringing the Independence Mine Project into production, and you have failed to communicate to the stockholders a clear plan for doing this.

•
Since your election as a director of GMC on January 28, 2010, GMC has not traded above $0.05 per share, and any efforts taken by you, Mr. Powell, Mr. Salri, or Mr. Carrington to improve the price performance have not been apparent to us.

•
We believe that the only directors to have put cash into the company directly are Mr. Forbush and Mr. Carrington.  Therefore, to the best of our knowledge, neither you, Mr. Powell, nor Mr. Salari have anything other than your reputations at risk.

•
Mr. Wang is listed in the Annual Report as GMC’s “independent financial expert”; however, given his recent appointment as President of the company, Mr. Wang is no longer independent, a fact that is omitted in the press release announcing his appointment as President. Thus, Mr. Powell is the only one of GMC’s current directors who is “independent,” as defined in NASDAQ Marketplace Rule 5605(a)(2) and Mr. Powell owns no shares of GMC, according to the Annual Report.

•	To our knowledge, GMC does not have a Nominating and Corporate Governance Committee, a significant deficiency in GMC’s corporate governance.

•
With only one independent board member, it is not currently possible for GMC to have independent board committees.  Having independent board committees is a best practice for all public companies and a requirement for all public companies listed on a national exchange.

The Securities and Exchange Commission (the “SEC”) recently acknowledged the value of stockholders nominating directors,1 citing evidence that companies with stockholder nominated directors have experienced improvement in corporate governance structures and strategy and increases in stockholder value measured in both absolute returns and relative to peers.2

1 Securities and Exchange Commission, Release No. 34-62764, dated August 25, 2010. See pages 334-335.

2 Id, at page 335.

Paul Wang
October 27, 2010

Mr. Carrington was adamant that Mr. Powell and Mr. Wang were vital to his plans to raise the necessary funding to make this company successful.   Mr. Wang has been a director since March 2010 and Mr. Powell since May 2010 and to date, there have been no announcements of funding, or share private placements, with which to build this Company.

At this point, we believe that you, Mr. Powell, and Mr. Carrington are not working in good faith for the best interests of all stake holders.  To the contrary, we believe the three of you have consistently demonstrated a complete lack of commitment, interest or ability to manage the affairs of the Company, or move the Company forward.  In the President’s letter recently released to the public, there was not one accomplishment identified that you instigated after you took control of the Board of this Company more than 7 months ago.

The foregoing has been discussed on several prior occasions without discernable progress. Consequently, we feel compelled to issue a formal statement of “No Confidence” in your, Mr. Powell’s and Mr. Carrington’s leadership and request that the three of you voluntarily resign your Board and officer positions immediately, or, alternatively, call an annual meeting of the shareholders to be held as quickly as SEC regulations allow in which we will present replacement directors for vote of the shareholders.  Should you choose to refuse both of these requests, we will pursue any and all legal and other remedies at our disposal.

Respectfully,

The Undersigned Stockholders of GMC

[Signature page follows.]

Paul Wang
October 27, 2010

Stockholder
By: /s/ Michael Duncan
Name: Michael Duncan

By: /s/ Dr. Robert Hesselgesser
Name: Dr. Robert Hesselgesser

By: /s/ Kenneth R. Gearhart
Name: Kenneth R. Gearhart

By: /s/ Hank Brock
Name: Hank Brock

By: /s/ Walter Knauss
Name: Walter Knauss, CPA

By: /s/ Keith Knight
Name: Keith Knight

By: /s/ Larry Max Bigler
Name: Larry Max Bigler

By: /s/ David Holmes
Name: David Holmes

EXHIBIT B
November 16, 2010

Dear Paul Wang:

Please excuse my delayed response to your letter of November 8, 2010. I have been away from my Reno office for several days.  I am still away, but now have the opportunity to respond, and will do so now.  Before beginning, I will state for the record that since you chose to ignore the remaining shareholders that are party to the Schedule 13-D and directed your letter to me personally, you may consider the contents of this letter to be my personal opinion and response.     The other shareholders may register their own opinion to your letter.

 To be blunt, I believe that your letter is a farcical distortion of reality and a slap in the face to the shareholders of this company (with the exception of a few shareholders, such as Mr. Carrington).   I cannot see that it says anything of substance relative to GMC, and I believe you should be embarrassed for writing it.   The people that have invested their money in this company are the ones that have a right to be disappointed, not you, and believe me, many shareholders are.

The implication that we as shareholders have not tried to work constructively with you and the present board is patently absurd and misleading.    In the midst of a huge gold bull market this company seems to be going nowhere and is, based on the information I have at my disposal, on the verge of bankruptcy.   Over the past several months, a number of substantial shareholders, myself included, have expressed extreme concern over this and, as you very well know, have made numerous requests to the board for open, honest, and substantive communication regarding any plans you may have for reversing the downward trend of this company and moving it forward to success.   The board has, on every occasion, completely, and blatantly, refused to comply with these requests, and your latest letter is merely a continuation of the board’s refusal to communicate substantively with the shareholders of this company, or even recognize the major problems and important issues facing GMC.

Response to Specific Points Raised in Your Letter:

Your statement that “the BOD is working extremely hard to improve the shareholder value and the stock has traded at a near 52 week high recently”, would be laughable if the situation with GMC were not so serious.  You seem to be quite proud that GMC recently traded as high as six cents, and appear to be touting this as a major accomplishment of yours.   The price of GMC stock, only a few days later, has fallen to less than five cents, are you also responsible for this decline?  Of course not, you and I both know that this is normal market movement!  GMC stock has been trading in a range between two cents and six cents for months, because it is (hopefully) bouncing along the bottom and, to my knowledge, management has done nothing that would cause the share price to break out of this range to the upside.    It is beyond me why you think you are responsible for this movement and why you would want to claim responsibility for what is basically a very dismal situation.

More importantly, in case you are unaware, there are shareholders in this group that have acquired GMC stock at 12.5 cents.  In fact, there are GMC shareholders (not a part of this group) that have invested in GMC at well over 30 cents per share.   Considering the raging gold market we are currently in, do you really think that shareholders would agree that a share price of six cents is something to proud of?

In my opinion, your letter says nothing to address the problems and concerns the company is facing, and is, in fact, blatantly ignoring them.  Personally, I have seen nothing that makes me think the board is working at all, much less extremely hard; however, considering the lack of positive results generated, if the Board has been working extremely hard, or even believes it has been working extremely hard, then it should acknowledge that it has failed, and have the decency and consideration to immediately step aside and allow the shareholders to replace them with a board that can deliver results.  With a more committed and capable board, we would at least have a chance, at this very late date, to save the company and the investment of so many shareholders.

I found your statement that all directors have personally purchased shares of GMC to be very interesting.  If this is true, these purchases, to my knowledge, have not been appropriately reported under SEC rules.  I make this statement based on my reading of the insider ownership disclosure reports required to be made public by the SEC for benefit of stockholders.  I also note that you made no mention of how large these new shareholdings acquired by the directors are.   I suspect they are quite small, but I am most interested to find out for sure.

Your letter makes it clear that you intend to personally control all communications between us, as a shareholder group, and the board of directors as a whole.  I would like to point out that, in spite of what you may believe, you are an employee of GMC, not its dictator.  Your demand to control and screen stockholder communications addressed to the entire board is very much in line with how you have been running this company, and how, Mr. Carrington, ran it before your arrival.  It demonstrates, in no uncertain terms, the arrogance and corporate governance shortcomings of the current Board and the problems that can arise when only one member of a five member board is independent.  As it would be inappropriate to do otherwise, I will continue to freely correspond with the entire board of directors on any matters concerning the company.

A good portion of your letter is dedicated to providing informal suggestions regarding the SEC filing requirements of our shareholder group.   You should concern yourself with your own SEC filing obligations rather than discussing ours.  For example, I note that you are currently delinquent with regard to your Securities Exchange Act, Section 16 reporting requirements.   In fact, it appears to me that you have filed none to date.    More importantly, any time you spend thinking about our filing requirements would be much better spent responding aggressively, quickly, and effectively to resolving the problems facing this company.

You raised the topic of short sales in your letter.  This, as the rest of your letter, is a feeble attempt to deflect attention away from the real matters concerning GMC.  We have no intention of selling GMC shares short.  In fact, given the significant long positions of each member of our group, the very suggestion of short sales with regard to our shareholder group is ludicrous.

In case you have forgotten, I have on several previous occasions expressed to you what are, in my opinion, the real matters of concern facing GMC.  Let me restate them for you one more time:

1)      You and the current Board have failed to remedy, or even present a plan that might remedy, the serious liquidity crisis facing GMC.

2)      You and the current Board have refused to discuss, present, or implement any plan that might be effective in generating the investor interest necessary to move GMC forward to its stated goals of gold production, cash flow generation, and higher share prices.

3)      The company’s SEC filing leads me to believe that the company is in dire straits, unable to pay its bills, and on the verge of going bankrupt.   Not only have you, Mr. Powell, and Mr. Carrington failed to resolve, or even attempt to resolve these very serious issues, you seem to be unaware that they even exist.   In an attempt to save this company before it is too late we have requested that you, Mr. Carrington, and Mr. Powell voluntarily resign your positions as officers and directors so that we may install a competent board of directors and management team.  If you are unwilling to tender your immediate resignation, we have requested that you call a meeting of the shareholders as quickly as practicable under SEC rules so that the shareholders may have the opportunity to remove you from office and replace you with competent and committed management.   As has been the case in the past, you have refused to even acknowledge these requests, and leave us no choice but to again demand that the Board call a meeting of shareholders as soon as practicable.

In regards to calling a shareholder meeting, I would like to point out that GMC should be having an annual meeting soon according to its usual calendar schedule. Why has the board not announced a date for the next shareholder meeting?  Furthermore, why has the board not announced the deadline for submitting stockholder proposals for the next stockholder meeting?

GMC is required to disclose, in its annual proxy statement, the deadline for shareholders wishing to submit proposals for consideration at the next annual stockholder meeting.  The board has failed to do this.  In its definitive proxy statement dated March 25, 2010, GMC states that the deadline for submitting stockholder proposals is March 1, 2010.  The proxy requirements clearly call for disclosure of the deadline for submitting stockholder proposals relating to the next annual meeting, not the same annual meeting, described in the proxy statement. Learning about a deadline after the fact is not very helpful.

In truth Paul, based on what I have seen to date, I have no idea why you and Mr. Powell even accepted positions on the board of this company.    Based on what Mr. Carrington told me about you and Mr. Powell prior to the time you became involved with the company, I had high hopes that the two of you would be providing strong and capable management, and the financial strength necessary to get GMC turned around and moving toward success.  I had optimistic feelings about Mr. Carrington’s leadership ability when we first met; however, that optimism vanished after months of inactivity, and unfortunately, the same is happening under your leadership.

While I am certainly not privilege to the inner workings of this company, I can see nothing that the current management has done, is doing, or even plans to do, that would increase shareholder value and improve the prospects of GMC.   You have had more than enough time to develop and implement a plan to move this company forward, and, for whatever reason, have not done so.   This company has good assets and, properly managed and promoted, its share price should be moving strongly upward in today’s market, unfortunately, under the current management team, this is just not happening.

The shareholders of this company have invested a substantial amount of money in supporting and developing GMC to this point, and do not wish to see it needlessly fail.   It is unfair that you and Mr. Powell, who have invested little or nothing in GMC and are directors only at the insistence of Mr. Carrington, should continue to maintain an iron grip on the management of this company and intentionally prevent shareholders from having the opportunity to try and save this company by replacing you with a team that they believe will have the ability to succeed, where you have not.   In fairness to all, I again request that you, Mr. Powell, and Mr. Carrington voluntarily step aside and allow the shareholders to select a team of their choosing.

In closing, I would like to mention that I have had the opportunity to review your GMC press release of November 11, 2010.   At first glance I was quite hopeful that you were announcing something of significance, but quickly saw that was not the case.  In fact, why you wrote and release this PR is not clear to me as it says absolutely nothing of substance regarding GMC, or the MOU itself, which is supposedly the topic of the release.    Of course, it does strongly imply that the MOU is quite beneficial to the company, and, no doubt, many investors and potential investors took it to mean just that.   Hopefully, when more details of the MOU are known, they will not be disappointed.

Your PR did provide interesting information regarding Gold Canyon Mining and the equipment they use; however, since this is a public announcement, you should be aware that Catipllar is actually spelled Caterpillar.

Regards,

Michael D. Duncan, Shareholder

Cc:  Board of Directors, General Metals Corporation

EXHIBIT C

Holder	Transaction	Quantity	Date	Price
Dr. Hesselgesser	Buy	10,000	11/05/2010		$0.04
	Buy	36,834	11/04/2010		$0.04
	Sell	2,000	10/18/2010		$0.05

Walter Knauss	Buy	10,000	10/21/2010		$0.044
	Buy	10,000	10/08/2010		$0.039
	Buy	10,000	09/23/2010		$0.041
	Buy	10,000	08/31/2010		$0.038

Kenneth Gearhart	Sell	50,000	11/01/2010		$0.0455
	Sell	45,000	10/18/2010		$0.0475
	Sell	20,000	09/14/2010		$0.0395
	Sell	5,000	09/10/2010		$0.0371
	Sell	25,000	09/09/2010		$0.0360
	Sell	26,100	09/07/2010		$0.0365
	Sell	23,900	09/03/2010		$0.0350

Michael Duncan	Gft	400,000	11/05/2010	$	N/A